Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 3, 2010, (except for the effects of the stock split described in the Basis of Presentation section of Note 2, as to which the date is October 18, 2010), with respect to the statements of income, stockholders’ equity and comprehensive income and cash flows of The Fresh Market, Inc. for the year ended December 31, 2008 contained in the Registration Statement (File No. 333-173005, effective April 27, 2011) on Form S-1, which is incorporated by reference in this Registration Statement on Form S-1. We consent to the incorporation by reference of the aforementioned report in this Registration Statement on Form S-1.

/s/ Grant Thornton LLP

Raleigh, North Carolina

April 27, 2011